UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

NuScale Power Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67079K100

(CUSIP Number)

John R. Reynolds

Executive Vice President, Chief Legal Officer and

Secretary

Fluor Corporation

6700 Las Colinas Boulevard

Irving, Texas 75039

(469) 398-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	SCHEDULE 13D
1	Name of Reporting Persons Fluor Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 126,400,219 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 126,400,219 shares

11	Aggregate Amount Beneficially Owned by Each Person 126,400,219 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.9% (1)
14	Type of Reporting Person CO; HC

(1)

All ownership percentages in this schedule are based upon an aggregate of 43,615,304 shares of Class A Common Stock (as defined below) and 178,396,711 shares of Class B Common Stock (as defined below) of NuScale Power Corporation issued and outstanding as of May 2, 2022, as set forth in the current report on Form 8-K filed by NuScale Power Corporation with the United States Securities and Exchange Commission on May 5, 2022.

CUSIP No. 67079K100	SCHEDULE 13D
1	Name of Reporting Persons Fluor Enterprises, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 126,400,219 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 126,400,219 shares

11	Aggregate Amount Beneficially Owned by Each Person 126,400,219 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.9%
14	Type of Reporting Person CO; HC

CUSIP No. 67079K100	SCHEDULE 13D

1	Name of Reporting Persons NuScale Holdings Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 463,747 shares
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 463,747 shares

11	Aggregate Amount Beneficially Owned by Each Person 463,747 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person CO; HC

Statement on Schedule 13D

Item 1. Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of NuScale Power Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6650 SW Redwood Lane, Suite 210, Portland, Oregon 97224.

Item 2. Identity and Background

(a)

This Schedule is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange (“Fluor”), (ii)  Fluor Enterprises, Inc., a California corporation (“Fluor Enterprises”) and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation (“NuScale Holdings” and together with Fluor Enterprises and Fluor, the “Reporting Persons”).

The agreement among the Reporting Persons with respect to the joint filing of this Schedule and any amendments thereto (the “Joint Filing Agreement”) is filed herewith as Exhibit 1.

(b)	The principal business address of Fluor and Fluor Enterprises is 6700 Las Colinas Boulevard, Irving, Texas 75039. The principal business address of NuScale Holdings is 6650 SW Redwood Lane, Suite 210, Portland, OR 97224.

(c)

The principal business of Fluor is to act as a holding company that, through its subsidiaries, provides engineering, procurement and construction services, fabrication and modularization services, and project management services, on a global basis. The principal business of Fluor Enterprises is to act as the principal operating entity for Fluor.

The principal business of NuScale Holdings is to act as a holding company for investors who invested in NuScale Power, LLC (“NuScale LLC”) prior to September 30, 2011. NuScale LLC is a wholly controlled subsidiary of the Issuer. All of the Issuer’s operations are conducted through NuScale LLC and all of its assets are held through NuScale LLC.

(d)	None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of, and certain other information regarding, each director and executive officer of each of Fluor, Fluor Enterprises and NuScale Holdings is set forth on Schedule A hereto. NuScale Holdings is majority-owned and controlled by Fluor Enterprises. Fluor Enterprises is wholly-owned and controlled by Fluor. Fluor has no controlling person.

Item 3. Source and Amount of Funds or Other Consideration

All shares reported herein were received by the applicable Reporting Person on May 2, 2022, pursuant to the Agreement and Plan of Merger dated December 13, 2021 (as amended, the “Merger Agreement”, and the merger described therein, the “Merger”), by and among Spring Valley Acquisition Corp. (the predecessor to the Issuer prior to the Merger), Spring Valley Merger Sub, LLC, an Oregon limited liability company, and NuScale LLC. In connection with the Merger, the Issuer issued to Fluor Enterprises and NuScale Holdings 125,936,472 and 463,747 respective shares of Class B common stock, par value $0.0001 per share, of Issuer (the “Class B Common Stock”) and the same number of Class B common units of NuScale LLC in exchange for pre-existing equity which Fluor Enterprises and NuScale Holdings held in NuScale LLC. Each Class B common unit (together with the cancellation of a share of Class B Common Stock) is exchangeable for one share of Class A Common Stock. The Class A Common Stock and Class B Common Stock are each entitled to one vote per share and vote together as a single class on all matters.

Item 4. Purpose of Transaction

As of the date of filing, Fluor Enterprises has voting control over approximately 56.9% of the outstanding shares of Class A Common Stock and Class B Common Stock. As the majority stockholder of the Issuer, Fluor Enterprises, and its parent company Fluor, could elect a majority of the members of the board of directors of the Issuer, and could thus indirectly control all aspects of the Issuer’s business. As of the date of filing, a majority of the directors of the Issuer are current or former employees or board members of Fluor, and thus Fluor has significant influence and control over the Issuer.

NuScale LLC, NuScale Holdings and Fluor Enterprises are parties to an Exclusivity Agreement dated September 30, 2011, as amended on July 31, 2019 and March 26, 2021, which is referenced herein as Exhibit 2 and incorporated by reference. Pursuant to the Exclusivity Agreement, NuScale LLC granted Fluor Enterprises certain rights to provide engineering, procurement and construction services in connection with NuScale LLC’s general plant design, project-specific designs and services typically performed by Fluor or its direct competitors. Issuer and Fluor also collaborate on plant standard design and the provision of engineering, procurement and construction services to NuScale LLC’s customers.

Fluor Enterprises and NuScale Holdings are also parties to an Amended and Restated Registration Rights Agreement dated May 2, 2022 with the Issuer and certain other stockholders of the Issuer, which is referenced herein as Exhibit 3 and incorporated by reference. Among other things, the Registration Rights Agreement provides Fluor Enterprises and NuScale Holdings with customary demand registration rights, shelf registration rights, piggyback registration rights, expense reimbursements and indemnification rights.

Fluor Enterprises and NuScale Holdings are also parties to a Tax Receivable Agreement dated May 2, 2022 with the Issuer, NuScale LLC and certain other stockholders of the Issuer, which is referenced herein as Exhibit 4 and incorporated by reference. Pursuant to the Tax Receivable Agreement, the Issuer will be required to pay 85% of the net cash tax savings from certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange by Fluor Enterprises or NuScale Holdings of Class B common units of NuScale LLC (together with the cancellation of Class B Common Stock) for shares of Class A Common Stock (or cash in lieu thereof) in the future. Any such payments will reduce the cash provided by the tax savings generated from future exchanges that would otherwise have been available to the Issuer for other uses, including reinvestment or dividends to Class A Common Stockholders. Cash tax savings from the remaining 15% of the tax benefits will be retained by the Issuer. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless, subject to the terms and conditions contained therein, (i) the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of the agreed payments remaining to be made under the Tax Receivable Agreement, (ii) there is a change of control of the Issuer or (iii) the Issuer breaches any of its material obligations in the Tax Receivable Agreement, in which case all obligations will generally be accelerated and due as if the Issuer had exercised its right to terminate the Tax Receivable Agreement. The Tax Receivable Agreement provides that upon a change of control of the Issuer, the Issuer’s obligations under the Tax Receivable Agreement will be accelerated based on certain assumptions, including that the Issuer will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to the Tax Receivable Agreement.

Each Class B common unit of NuScale LLC (together with the cancellation of a share of Class B Common Stock) is exchangeable for one share of Class A Common Stock, pursuant and subject to the Sixth Amended and Restated Limited Liability Company Agreement for NuScale LLC dated as of May 2, 2022, which is referenced herein as Exhibit 5 and incorporated by reference.

The Class A Common Stock and Class B Common Stock are each entitled to one vote per share and vote together as a single class on all matters, pursuant to the Certificate of Incorporation for the Issuer referenced herein as Exhibit 6 and incorporated by reference.

The Issuer has entered into indemnification agreements with each of its directors, including those that are current or former employees or directors of Fluor, a form of which is referenced herein as Exhibit 7 and incorporated by reference. Each indemnification agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service to the Issuer or, at its request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

On April 4, 2022, Japan NuScale Innovation, LLC (“JNI”) purchased 40,145,985 Series A preferred units of NuScale LLC from Fluor Enterprises for an aggregate purchase price of approximately $110 million (the “JNI Sale”). These Series A preferred units were converted into 10,998,705 Class B common units of NuScale LLC and the same number of shares of Class B Common Stock were issued to JNI in the Merger. Fluor Enterprises, JNI and NuScale LLC also entered into a letter agreement (the “JNI Rights Letter”) whereby JNI is entitled to nominate one individual to the Issuer’s board of directors, subject to approval from the Committee on Foreign Investment in the United States (the “CFIUS”) of the JNI Sale and the JNI Rights Letter. Fluor Enterprises is required to vote its equity interests in the Issuer, upon approval by the Issuer’s Nomination and Corporate Governance Committee, in favor of electing such nominee. If CFIUS approval of the JNI Sale and the JNI Rights Letter is not obtained, then JNI can elect to reverse the transactions in the JNI Sale. As of the date of this Schedule, such approval from CFIUS has not yet been obtained and accordingly, JNI’s director nomination right and Fluor Enterprises’ voting obligation are not yet in effect. The JNI Rights Letter is referenced herein as Exhibit 8 and incorporated by reference.

Fluor Enterprises signed a Lock-up Agreement on December 13, 2021, a form of which is referenced herein as Exhibit 9 and incorporated by reference. Pursuant to the Lock-up Agreement, Fluor Enterprises has agreed, subject to certain exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, any shares of Class A Common Stock held by Fluor Enterprises or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of its shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in (i) or (ii) until 180 days after May 2, 2022.

Each Reporting Person may take actions pursuant to, exercise any of its rights under, and/or comply with the obligations of, each contract, governing document, or arrangement described above. Each Reporting Person may waive, delay the exercise of, decline to enforce, or decline to comply with, any of those rights and obligations in its sole discretion.

The Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may depend upon various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.

Item 5. Interest in Securities of the Issuer

(a)–(b)

As of the date hereof, Fluor Enterprises is the record owner of 125,936,472 shares of Class B Common Stock (representing 56.7% of the total outstanding shares of Class B Common Stock and Class A Common Stock), and NuScale Holdings is the record owner of 463,747 shares of Class B Common Stock (representing 0.2% of the total outstanding shares of Class B Common Stock and Class A Common Stock). Each Class B common unit of NuScale LLC (together with the cancellation of a share of Class B Common Stock) is exchangeable for a share of Class A Common Stock.

Fluor Enterprises owns a majority of NuScale Holdings. Thus, Fluor Enterprises has voting and dipositive control of all shares owned by NuScale Holdings and is deemed to be the beneficial owner of those shares.

Fluor owns all of Fluor Enterprises. Thus, Fluor has voting and dispositive control of all shares owned by Fluor Enterprises and NuScale Holdings and is deemed to be the beneficial owner of those shares.

JNI has the power to direct Fluor Enterprises with respect to the election of one member of the board of directors of the Issuer nominated by JNI, pursuant to the JNI Rights Letter. As a result, subject to approval from CFIUS of the JNI Sale, JNI has shared voting control (solely to the extent of such election) over 125,936,472 shares of Class B Common Stock owned of record by Fluor Enterprises. Thus, subject to approval from CFIUS of the JNI Sale and pursuant to the JNI Rights Letter, JNI may be deemed to share with Fluor Enterprises the power to vote those shares and JNI may be deemed to be the beneficial owner of those shares. JNI is not a Reporting Person under this Schedule and will be separately filing its own Schedule 13D.

To the knowledge of the Reporting Persons, John L. Hopkins owns stock options which are exercisable for 1,469,861 shares of Class A Common Stock within 60 days hereof, Kent Kresa beneficially owns 19,783 shares of Class B Common Stock, Robert Temple owns stock options which are exercisable for 460,593 shares of Class A Common Stock within 60 days hereof, and none of the other persons named on Schedule A hereto beneficially own any shares of Class A Common Stock.

(c)	In the past 60 days, the Reporting Persons, and to the knowledge of the Reporting Persons, certain persons named on Schedule A hereto, have entered into the transactions described in Item 3 above and the JNI Sale with respect to the Class B Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the disclosures in Item 4 is incorporated herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 12, 2022, by and among Fluor Enterprises, Inc., Fluor Corporation and NuScale Holdings Corp.

Exhibit 2	Exclusivity Agreement among NuScale Power, LLC, NuScale Holdings Corp., and Fluor Enterprises, Inc. dated September 30, 2011, as amended by First Amendment to Exclusivity Agreement dated July 31, 2019 and Second Amendment to the Exclusivity Agreement dated March 26, 2021 (portions of the agreement have been redacted) (incorporated by reference to Exhibit 10.21 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of May 2, 2022, by and among NuScale Power Corporation, Spring Valley Acquisition Sponsor, LLC, SV Acquisition Sponsor Sub, LLC, and certain members of NuScale Power, LLC and shareholders of NuScale Power Corporation (incorporated by reference to Exhibit 10.10 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 4	Tax Receivable Agreement, dated as of May 2, 2022, by and among NuScale Power Corporation, NuScale Power, LLC, and certain members of NuScale Power, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 5	Sixth Amended and Restated Limited Liability Company Agreement, dated as of May 2, 2022, by and among NuScale Power Corporation, NuScale Power, LLC and the members of NuScale Power, LLC (incorporated by reference to Exhibit 10.12 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 6	Certificate of Incorporation of NuScale Power Corporation (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 7	Form of NuScale Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-4, filed with the SEC on February 11, 2022).

Exhibit 8	Letter agreement, dated as of April 4, 2022, by and among Fluor Enterprises, Inc., Japan NuScale Innovation, LLC and NuScale Power, LLC (incorporated by reference to Exhibit 10.23 to the Issuer’s current report on Form 8-K filed with the SEC on May 5, 2022).

Exhibit 9	Form of Lock-up Agreement, dated December 13, 2021, signed by Fluor Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4, filed with the SEC on February 11, 2022).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022

Fluor Corporation

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

Fluor Enterprises, Inc.

By:	/s/ John R. Reynolds
Name:	John R. Reynolds
Title:	Executive Vice President, Chief Legal Officer & Secretary

NuScale Holdings Corp.

By:	/s/ Robert Temple
Name:	Robert Temple
Title:	Secretary

SCHEDULE A

Fluor Corporation

Set forth below is a list of the directors and executive officers of Fluor Corporation as of the date of this filing, their present principal occupations or employment, and citizenship. James T. Hackett is also a director and Chairman of the Board of the Issuer. Information on the cover pages regarding the relationship among Fluor Corporation, Fluor Enterprises, Inc. and NuScale Holdings Corp. is incorporated herein by reference.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

David E. Constable	Chief Executive Officer, Chairman	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Joseph L. Brennan	Executive Vice President, Chief Financial Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

John C. Regan	Executive Vice President, Controller & Chief Accounting Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

John R. Reynolds	Executive Vice President, Chief Legal Officer & Secretary	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

James R. Breuer	Group President, Energy Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Alvin C. Collins III	Group President, Corporate Development & Sustainability	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Thomas P. D’Agostino	Group President, Mission Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Stacy L. Dillow	Executive Vice President, Chief Human Resources Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Mark E. Fields	Group President, Project Execution	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Terry W. Towle	Group President, Urban Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Alan M. Bennett	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Rosemary T. Berkery	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

H. Paulett Eberhart	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

James T. Hackett	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Thomas C. Leppert	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Teri P. McClure	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Armando J. Olivera	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Matthew K. Rose	Director	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Fluor Enterprises, Inc.

Set forth below is a list of the directors and executive officers of Fluor Enterprises, Inc. as of the date of this filing, their present principal occupation or employment, and citizenship. Information on the cover pages regarding Fluor Enterprises, Inc’s relationship with Fluor Corporation is incorporated herein by reference.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

David E. Constable	Chairman and Chief Executive Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Joseph L. Brennan	Director and Executive Vice President, Chief Financial Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Thomas P. D’Agostino	Director and Group President, Mission Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

John R. Reynolds	Director and Executive Vice President, Chief Legal Officer & Secretary	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

James R. Breuer	Group President, Energy Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Alvin C. Collins III	Group President, Corporate Development & Sustainability	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Stacy L. Dillow	Executive Vice President, Chief Human Resources Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Mark E. Fields	Group President, Project Execution	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

John C. Regan	Executive Vice President, Controller & Chief Accounting Officer	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

Terry W. Towle	Group President, Urban Solutions	6700 Las Colinas Boulevard, Irving, Texas 75039	United States

NuScale Holdings Corp.

Set forth below is a list of the directors and executive officers of NuScale Holdings Corp. as of the date of this filing, their present principal occupation or employment, and citizenship. Information on the cover pages regarding the relationship among Fluor Corporation Fluor Enterprises, Inc. and NuScale Holdings Corp. is incorporated herein by reference.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Alan L. Boeckmann	Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

Alvin C. Collins III	Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

James T. Hackett	Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

John L. Hopkins	President and Chief Executive Officer, Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

Kent Kresa	Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

Christopher J. Panichi	Director	6650 SW Redwood Lane, Suite 210 Portland, OR	United States

Robert Temple	Secretary	6650 SW Redwood Lane, Suite 210 Portland, OR	United States